UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902925106

(CUSIP Number)

Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902925106	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

13D	Page 4 of 5 Pages

Item 1.  Security and Issuer.

    This Amendment No. 2 to Schedule 13D (this “13D Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on September 26, 2013, by Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC (“Knight Capital”, together with Knight Transportation, the “Reporting Persons”), as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013 (“13D Amendment No. 1”). The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), issued by USA Truck, Inc. (the “Issuer” or “USA Truck”). The address of the principal executive offices of the Issuer is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons purchased, in a series of open market transactions, an aggregate of 112,153 Shares since the filing of the 13D Amendment No. 1 on September 30, 2013. The Reporting Persons intend to continue to purchase Shares in the open market or through private transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The following sets forth, as of the close of trading on October 14, 2013, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the close of trading on October 14, 2013.

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Knight Transportation	1,304,517	12.4%	0	1,304,517	0	1,304,517
Knight Capital	1,304,517	12.4%	0	1,304,517	0	1,304,517
The following table sets forth all transactions with respect to Shares effected since September 27, 2013, the last date for which transactions were reported on the 13D Amendment No.1.

Name of Reporting Person	Date of Transaction	Type of Transaction	Amount of Shares	Price Per Share (1)
Knight Capital	9/30/2013	Open Market	58,997	$8.92
Knight Capital	10/1//2013	Open Market	36,421	$8.95
Knight Capital	10/11/2013	Open Market	11,235	$8.93
Knight Capital	10/14/2013	Open Market	5,500	$8.95

(1)
The aggregate of 58,997 Shares acquired on September 30, 2013 were effected through multiple transactions at different prices ranging from $8.75 to $9.00. The indicated $8.92 price per share represents the weighted average price per share for the aggregate of 58,997 Shares. The aggregate of 36,421 Shares acquired on October 1, 2013 were effected through multiple transactions at different prices ranging from $8.85 to $8.95. The indicated $8.95 price per share represents the weighted average price per share for the aggregate of 36,421 Shares. The aggregate of 11,235 Shares acquired on October 11, 2013 were effected through multiple transactions at different prices ranging from $8.92 to $8.95. The indicated $8.93 price per share represents the weighted average price per share for the aggregate of 11,235 Shares. The aggregate of 5,500 Shares acquired on October 14, 2013 were effected through multiple transactions, in each case at $8.95 per share. Knight Transportation undertakes to provide full information regarding the number of shares purchased at each separate price to the staff of the United States Securities and Exchange Commission upon its request.

13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2013
KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer